FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of  April, 2006
                 ---------------------------------------------------------------

                        Oxford Investments Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)






         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         Form 20-F        X                     Form 40-F
                   ---------------                        ---------------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.]


                Yes                          No       X
                    ---------------             ---------------


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _______]

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.      Document
---      --------

1. Press Release dated April 5, 2006 " Oxford Investments Holdings Inc. Announces the Completed Acquisition of WebStar Internet Solutions."

2.       Asset Purchase Agreement dated April 5, 2006 (including Exhibits).

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


                        OXFORD INVESTMENTS HOLDINGS INC.


 Date: April 6, 2006                     By: /S/Michael Donaghy
                                            ------------------------------------
                                            Michael Donaghy, President and Chief
                                            Executive Officer

                        Oxford Investments Holdings Inc.
                            1315 Lawrence Avenue East
                                    Suite 520
                            Toronto, Ontario M3A 3R3

                              FOR IMMEDIATE RELEASE

Oxford Investments Holdings Inc. Announces the Completed Acquisition of WebStar Internet Solutions

Toronto ON. April 05, 2006 - Oxford Investments Holdings Inc. (OTCBB: OXIHF) is pleased to announce that it has entered into a definitive agreement with Christopher Webster for the acquisition of all of the assets of WebStar Internet Solutions ("WebStar"), a company wholly-owned by Mr. Webster. Oxford issued
1,000,000 shares of its common stock, no par value to Mr. Webster as consideration for the acquisition of the assets of WebStar. The transaction was completed on April 5, 2006.

Mr. Webster is continuing in his role as President of WebStar through an employment agreement with Oxford. WebStar will be operated as a subsidiary of Oxford.

With the purchase of WebStar, Oxford will provide revolutionary online payment solutions for companies that wish to accept payments through the Internet for entertainment, products and services. The payment solution is unique in its provision of a secure "pay- in", "pay- out" system integrated directly to online businesses, utilizing debit and credit card platforms. The WebStar system provides an international solution because it is a multicurrency system utilizing tier one banks. It virtually eliminates decline transactions and chargebacks which have limited the ease of online payments to date, particularly in the very popular gaming industry.

About Oxford Investments Holdings Inc.
Oxford Investments Holdings Inc. previously known as a leading Internet gaming software licensing, reseller and development company providing software solutions to the Internet gaming market, now is the parent company to several subsidiaries that market, sell and distribute a variety of products. Oxford's subsidiaries include International E-Gaming Developers, Inc., a company that markets gaming products to a worldwide clientele, Celebrity Tan Inc., a company that markets UV-free tanning products and booths, Ontario Private Water
Labelling Ltd., a company that specializes in private-label bottled water distribution and sales, and WebStar Internet Solutions, a leader in online payment processing.

For further information, please visit www.oxsof.com; Email:investor@oxsof.com, or phone 1-800-293-4871.

FORWARD LOOKING STATEMENTS DISCLAIMER:

Statements in this press release, which are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with product liability and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on suppliers, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

This release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be a sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the laws of any such jurisdiction. This press release was accurate at the time it was issued but may not reflect the Company's current strategy or product offerings.

                           Asset Acquisition Agreement
                                 by and between
                        Oxford Investments Holdings Inc.
                                       and
                               Christopher Webster


This Agreement by and between, Oxford Investments Holdings Inc. a corporation organized and existing pursuant to the laws of the province of Toronto, Ontario, Canada (the "Corporation) with an address at 1315 Lawrence Ave East, Suite 520, Toronto Ontatio, M3A 3R3 (hereinafter referred to as the "Buyer"), and Christopher Webster with an address at 50 Portland St., Toronto, Ontario Canada (hereinafter referred to as the "Seller");

Witnesseth

Whereas Seller wholly owns and operates a business under the name of Webstar Internet Solutions ("Webstar") and desires to sell all of the assets of Webstar hereinafter listed to the Buyer; and

Whereas Webstar provides a unique online payment system specifically designed for online gaming; and

Whereas this payment system is backed by tier one Canadian banking and allows Visa, Mastercard and American Express to be used in a totally approved manner; and

Whereas the Buyer desires to purchase all the assets of Webstar and operate Webstar as a wholly-owned subsidiary of Buyer upon the terms and subject to the conditions hereinafter stated; and

Whereas this purchase and sale is limited to the assets hereinafter specifically set forth, and it is the intention of the parties that Buyer shall not assume any liabilities of the Seller or Mr. Webster.

NOW, THEREFORE, the parties hereto in consideration of the mutual covenants, agreements, and undertakings hereinafter set forth, do hereby agree as follows:

1. Sale of Assets:

For the sum of one million (1,000,000) shares of the Corporation common stock, no par value (the "Stock"), the Seller agrees to sell and Buyer agrees to purchase all of the rights, title, interest, in and to Webstar and its assets, including all goodwill, technologies, source codes, developed products, all business dealings, and relationships, patents and trademarks all as set forth and described in Exhibit A attached to the attached Bill of Sale.

The purchase price will be paid with one million (1,000,000) restricted shares of the Corporation common stock no par value.

2. Covenant Not to Compete

Seller covenants that after the closing date of this Agreement, he shall not solely or jointly with any other person, firm, or corporation other than the Corporation, either directly or indirectly, carry on, engage in, or be interested in any manner in a business as conducted by or proposed to be conducted by WebStar or similar to or related to the business conducted by WebStar within the province of Toronto, Ontario for a period of two (2) years from the date of this Agreement without the prior written consent of Buyer.

3. Representations by

Seller Seller jointly and severally covenants and represents:

a) That he is the sole owner of, and has good and marketable title to, all of the assets including all goodwill, technologies, source codes, developed products, all business dealings, and relationships, patents and trademarks all as specifically enumerated in the attached Exhibit A to the Bill of Sale, free and clear of all debts and encumbrances, and said assets shall be enjoyed by Buyer free and clear of all encumbrances.

b) That neither Mr. Webster nor Webstar has entered into any contracts related to its business, such as union agreements, other than the utility bills accruing in the ordinary course of business.

c) That there are presently and will be at the time of closing, no liens or security interests against Webstar and or its assets being transferred herein.

d) That all of the assets to be transferred to Buyer by Seller are now and at the closing date will be in the possession of Seller and will not be removed therefrom without the prior written consent of the Buyer.

e) Consents. No consent from or other approval of a governmental entity or other person is necessary in connection with the execution of the Agreement or the consummation of the business of Seller by Buyer in the manner previously conducted by Seller.

f) Inventory. The Inventory, if any, is merchantable and fit for intended use and is free of any material defects in workmanship. The finished goods Inventory, if any, is of a type, quantity, and quality usable and salable in the ordinary course of business of the Seller.

g) Insurance. Exhibit "B" annexed hereto lists and describes all insurance policies and invoices now in force with respect to the purchased assets and the business of the Seller. Buyer has the option to assume the insurance policy subject to insurance company approval.

h) Licenses, Permits and Consents. There are no licenses or permits currently required by the Seller for the operation of the business of the Seller, other than a business license required by the province of Toronto, Ontario.

i) Litigation. There are no actions, suits, proceedings, or investigations pending or, to the knowledge of the Seller, threatened against or involving Seller or brought by Seller or affecting any of the purchased property at law or in equity or admiralty or before or by any federal, state, municipal, or other governmental department, commission, board, agency, or instrumentality, domestic or foreign, nor has any such action, suit, proceeding, or investigation been pending during the 24-month period preceding the date hereof; and Seller is not operating its business under or subject to, or in default with respect to, any order, writ, injunction, or decree of any court of federal, state, municipal, or governmental department, commission, board, agency, or instrumentality, domestic or foreign.

j) Compliance with Laws. To the best of its knowledge, Seller has complied with and is operating its business in compliance with all laws, regulations, and orders applicable to the business conducted by it, and the present uses by the Seller of the purchased assets do not violate any such laws, regulations, and orders. Seller has no knowledge of any material present or future expenditures that will be required with respect to any of Seller's facilities to achieve compliance with any present statute, law, or regulation, including those relating to the environment or occupational health and safety.

k) Disclosure. No representation or warranty by the Seller contained in this Agreement, and no statement contained in any certificate or other instrument furnished or to be furnished to Buyer pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact that is necessary in order to make the statements contained therein not misleading.

l) Liabilities. Seller has as of the purchase date and shall have on the closing date no liabilities of any kind whatsoever, contingent or otherwise.

4. Sales
Tax

Seller shall be responsible for and shall pay all presently due and owing sales tax due for any inventory or supplies as described herein that were purchased by

Seller prior to the closing date hereof. Seller, prior to the closing date, shall fill out and file all required forms notifying the appropriate taxing authorities of the transfer of assets.

5. Bulk Transfer

The parties have agreed to waive the requirements of any Bulk Transfer provisions of any applicable law. Seller shall jointly and severally indemnify Buyer against any and all claims made by the creditors of the Seller. Seller's indemnification, representation, and warranty shall survive the closing of this agreement.

6. Indemnification Provisions

It is agreed by and between the parties that the Seller shall jointly and severally indemnify and hold Buyer and its assigns harmless from any and all claims of any nature whatsoever, including without limitation:

a. Tort claims for periods prior to the closing date;

b. Any creditor claims for periods prior to the closing date; and

c. Any claims that may be made hereinafter on account of any claims made under any patent, trademark or service mark and all other claims of whatever nature or form on account of the operation of WebStar ending on and accruing up to the closing date.

d. Any claims for wages, vacation, sick pay, or fringe benefits claimed by WebStar's employees for periods prior to the closing date.

7. Covenants of Seller

The Seller covenants with the Buyer as follows:

a. The Bill of Sale to be delivered at the closing date will transfer all the assets enumerated in the attached appendices free and clear of all encumbrances and will contain the usual warranties;

b. The business will be conducted up to the closing date in substantially the same manner as it has been conducted in the past and in accordance with all applicable laws and regulations;

c. The Seller assumes all risk of destruction, loss, or damage due to fire, storm, flood, or other casualty up to the closing date.

8. Conditions Precedent of Buyer

The obligations of the Buyer hereunder are subject to the conditions that on or prior to the closing date:

(a) Representations and Warranties True at Closing. The representations and warranties of the Seller contained in the Agreement or any certificate or document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true on and as of the closing date as though such representations and warranties were made at and as of such date, except if such representations and warranties were made as of a specified date and such representations and warranties shall be true as of such date.

(b) Seller's Compliance with Agreement. The Seller shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the closing of the Agreement.


(c) Resolutions and Seller's Certificate. The Seller shall have delivered to the Buyer copies of the resolutions of the board of directors of the Seller authorizing the transactions contemplated herein, with such resolutions to be certified to be true and correct by its secretary or assistant secretary, together with a certificate of an officer of the Seller, dated the closing date, certifying in such detail as the Buyer may request to the fulfillment of the conditions specified in subparagraphs (a) and (b) above.

(d) Injunction. On the closing date, there shall be no effective injunction, writ, preliminary restraining order, or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as herein provided.

(e)  Approval  of  Proceedings.  All  actions,  proceedings,   instruments,  and
documents required to carry out this Agreement or incidental thereto, and all other related legal matters shall have been approved by counsel for the Buyer.

(f) Casualty. The purchased assets or any substantial portion thereof shall not have been adversely affected in any material way as a result of any fire, accident, flood, or other casualty or act of God or the public enemy, nor shall any substantial portion of the purchased property have been stolen, taken by eminent domain, or subject to condemnation. If the closing occurs hereunder despite such casualty as a result of the waiver of this condition by Buyer, the Seller shall assign or pay over to the Buyer the proceeds of any insurance or any condemnation proceeds with respect to any casualty involving the purchased property that occurs after the date hereof.

(g) Adverse Change. There shall have been between the purchase date and the closing date no material adverse change in the assets or liabilities or in the condition, financial or otherwise, or in the business, properties, earnings, or net worth of Seller.

9. Closing Date

This Agreement shall be closed and the necessary documents delivered on April 5, 2006 or at such other time and place as may be mutually agreed upon, and payment shall be then made. At the closing, the Seller shall deliver to Buyer an appropriate Bill of Sale of the assets specified to be sold in return for payment as called for herein.

10. Securities Law Restrictions

Seller agrees that the Stock acquired hereunder may be sold or transferred only upon compliance with the Securities Act of 1933, as amended (the "Act"), and any other applicable securities law, or pursuant to an exemption therefrom. If deemed necessary by the Corporation to comply with the Act or any applicable laws or regulations relating to the sale or issuance of securities, the Seller, at the time of any sale and as a condition imposed by the Company, shall represent, warrant and agree that the shares of Stock are being held for investment and not with any present intention to resell the same and without a view to distribution, and the Seller shall, upon the request of the Company, execute and deliver to the Company an agreement to such effect. The Seller acknowledges that the stock certificate representing Stock will be issued with the following restricted securities legend.

         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED OR PLEDGED IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE CORPORATION RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE CORPORATION STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

11. Miscellaneous

a. This Agreement supersedes all prior agreements between the parties and may not be changed orally.

b.  The  terms  and  conditions  of the  Agreement  shall  be  binding  upon the
distributees,  representatives,   successors,  and  assigns  of  the  respective
parties.

c. This Agreement shall be construed pursuant to the laws of the Province of Ontario Canada without regard to conflict of law provisions.

d. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed to be an original and all of which shall constitute a single instrument, and the signature of any party of any counterpart shall be deemed a signature to any and may be appended to any other counterpart.

12. Entire Agreement/Modification

This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated herein and no representation, promise, inducement, or statement of intention relating to the transactions contemplated by this Agreement has been made by any party that is not set forth in the Agreement. This Agreement shall not be modified or amended except by an instrument in writing signed by or on behalf of the parties hereto.

IN WITNESS WHEREOF, the parties have signed this Agreement, this 5th day of April, 2006.

Seller: Christopher Webster              Buyer: Oxford Investments Holdings Inc.


By:_________________                     By:____________________________________
   Christopher Webster                      Michael Donaghy
                                            President & CEO

                                  BILL OF SALE


Christopher Webster with an address at 50 Portland St., Toronto, Ontario Canada (hereinafter referred to as the "Seller"), in consideration of one million shares (1,000,000) of Oxford Investments Holdings Inc. (the "Corporation") common stock, no par value to be paid by the Corporation ("Buyer") the receipt of which is hereby acknowledged, do hereby grant, sell, transfer and deliver unto Buyer the following:

All the assets listed in Section 1 of that certain Asset Acquisition Agreement dated as of even date herewith between Seller and Buyer and attached hereto as Exhibit A.

To have and to hold the same to Oxford Investments Holdings Inc. and its shareholders, executors, administrators, successors and assign, to their use forever. And Seller hereby covenants with the Buyer that he is the lawful owner of said assets; that they are free from all encumbrances; that he has good right to sell the same as aforesaid; and that he will warrant and defend the same against the lawful claims and demands of all persons.

IN WITNESS WHEREOF, the parties have signed this Agreement, this 5th day of April, 2006.

Seller: Christopher Webster              Buyer: Oxford Investments Holdings Inc.


By:________________________              By:____________________________________
 Christopher Webster                        Michael Donaghy
                                            President & CEO

                                    EXHIBIT A
                                    ---------


The name WebStar Internet Solutions and the website address www.webstar.com.

WebStar revolutionary unique online payment system specifically designed for online gaming.

FEATURES

Backed by tier one Canadian banking and allowing Visa MasterCard and Amex to be used in a totally approved manner.

The System is designed to eliminate 7995 declines and high risk chargeback occurrences. The worldwide platform will lower merchant costs and increase successful processing, provide instant payout and payins to integrated online gaming sites.

The system will be enhanced with loyalty programs and a worldwide ATM and Points of Sale (POS) acceptance through both Interac and Maestro Cirrus.

Webstar Internet Solutions ensures the following abilities will be transferred to Oxford via transfer of all goodwill, associated technologies, source codes, developed products and source codes, all business dealings and relationships, patents and trademarks.

All transfers will result in Oxford being able to provide the following services through the acquisition:

SPECIFICATIONS
Security

         Secure, powerful, flexible and provides all the control that you need without Big Bank inconveniences

         Accounts are secured up to $60,000,000.00 as per Canadian Depositary Insurance policies

         Complies with all security features of Canadian banking system

         Track all card activity by web, phone or live customer service support Confidential, not related to a personal bank account

         ATM cash withdrawal up to $500 per transaction; $5000 per day maximum

         Virtual statement accessible with personalized PIN and password

SPECIFICATIONS
Convenient Access

         Access to funds globally in seconds

         Use at any ATM or retailer anywhere that you see Interac, Cirrus or Maestro Instant access 24/7/365

         Cards can be issued with a private label or corporate logo and as a banking and membership system for private organizations

LOADING FEATURES

         No loading limit

         Can be loaded from several Points of Sale (POS) and networks in North America

         Can be loaded directly via Internet, using credit card (Visa, MC, Amex), card to card or from bank account

         Can be loaded by phone

         Card can be loaded 24/7/365

DEBIT CARD
CASINO PAYMENTS

         Using your Webstar debit card is the safest and most convenient way of opening an account and making additional deposits

         In order to deposit, first register with the Casino as a Real Player and then access the banking section

         From there follow the instructions

CASINO MERCHANT
ADVANTAGES

         Webstar, the most flexible debit card solution for Merchants;

         Webstar Wallet, designed with merchants in mind.

         It provides:

         A built-in funding guarantee mechanism that fosters instant customer acquisition

         A Variable Guarantee Funds Pricing to minimize costs

         Consumers can quickly and easily create a Webstar account through a simple re-direct to our website at www.Webstar.com


         By taking advantage of Webstar's unique Instant Funds Guarantee Capability, merchants can provide the capability to immediately grant credit to these consumers

BENEFITS TO MERCHANTS

         GUARANTEED Funds - No chargeback risk

         Variable Risk Based Pricing - lower processing costs

         Free accounts for consumers

         Multiple currencies

         Multiple languages

CORPORATE CARD

         Brand your business

                  Load and access money efficiently anywhere - anytime

                  Pay out commissions and clients instantly

                  Get powerful tracking of all card activities

                  Distribute funds regardless of locations. Manage expense accounts accurately

                  Enhance client services. Create a direct link between any enterprise and its cardholders

                  Independent payment solutions, no need for intermediaries

                  Employees benefit from immediate access to cash

                  Save time and money by eliminating administration

                  All advantages of a regular debit card

FAMILY CARD

         Parents are always informed and in control

         Webstar gives the family the power to deposit funds, control and track spending

         Great tool to teach money management skills

         Benefit from security, flexibility and independence

         The Webstar card is safer than carrying cash. If the card is lost the money is not

         Parents  have  peace  of mind  knowing  that  funds  can be  accessible
         24/7/365

         A son or daughter can use the card, but always under the parents' supervision

TRAVEL CARD

         Access 24 hours per day/7 days per week /365 days per year

         Rechargeable cards from any computer and specified addresses

         Eliminates travelers cheques

         Several cards can be made available from same account. Ideal for family vacations

         Direct access to account via telephone or internet

         Superior customer service

         Money can be loaded by family members back home or employer

         Worry free - cards cannot be accessed without a PIN or password

GIFT CARD

         Gift cards are the new and more appreciated way to give in the gift certificate industry

         We foresee the distribution of one million gift cards within the next 18 months

         Gift card can be programmed to limit usage to one or group of merchants

         Wonderful branding opportunity for any business

         Extremely convenient as a gift to children.

         Easy for business to control and promote loyalty programs.